Exhibit 99.1

OneConnect Announces First Half 2025 Unaudited Financial Results

SHENZHEN, China — (PRNewswire) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for the financial services industry in China, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

•	Revenue from continuing operations[1] was RMB801 million, compared to RMB1,416 million during the same period last year.

•	Gross margin of continuing operations was 26.1%, compared to 37.1% during the same period last year.

•	Loss from continuing operations attributable to shareholders was RMB78 million, compared to RMB70 million during the same period last year. Net margin of continuing operations to shareholders was -9.8%, compared to -5.0% during the same period last year.

•	Loss from continuing operations per basic and diluted ADS was RMB-2.16, compared to RMB-1.94 during the same period last year.

[1]	As previously reported, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax Holding Ltd (“Lufax”) for a consideration of HK$933 million in cash on April 2, 2024. As a result of the disposal, the historical financial results of the Virtual Banking Business segment are now reflected as “discontinued operations” in the Company’s condensed consolidated financial information and the historical financial results of the remaining business of the Company are now reflected as “continuing operations” in the Company’s condensed consolidated financial information for the six months ended June 30, 2025 and for the comparative period in 2024.

	Six Months Ended June 30		YoY
In RMB’000, except percentages and per ADS amounts	2025	2024
Continuing operations
Revenue
Revenue from Ping An Group and Lufax[1]	384,046	935,599	-59.0%
Revenue from third-party customers	417,111	480,170	-13.1%
Total	801,157	1,415,769	-43.4%
Gross profit	209,161	525,782
Gross margin[3]	26.1%	37.1%
Operating loss	(105,691)	(105,502)
Operating margin[3]	-13.2%	-7.5%

	Six Months Ended June 30		YoY
In RMB’000, except percentages and per ADS amounts	2025	2024
Loss from continuing operations attributable to shareholders	(78,495)	(70,485)
Net margin of continuing operations to shareholders[3]	-9.8%	-5.0%
Loss from continuing operations per ADS[2], basic and diluted	(2.16)	(1.94)
(Loss)/Profit from continuing and discontinued operations attributable to shareholders	(78,495)	139,014
Net margin of continuing and discontinued operations to shareholders[3]	-9.8%	9.8%
(Loss)/Earnings from continuing and discontinued operations per ADS, basic and diluted	(2.16)	3.83

[1]	Reference is made to the announcement made by Ping An Group on October 21, 2024. Lufax became a subsidiary of Ping An Group on July 30, 2024. Therefore, the Company’s revenue from Ping An Group shown in this table included revenue from Lufax since July 30, 2024. Revenue from Lufax for the half year ended June 30, 2024 was approximately RMB113 million.

[2]	In RMB. Each ADS represents 30 ordinary shares.

[3]	Gross margin is calculated as gross profit divided by total revenue from continuing operations for the period. Operating margin is calculated as operating loss divided by total revenue from continuing operations for the period. Net margin to shareholders is calculated as the (loss)/profit attributable to shareholders divided by total revenue from continuing operations for the period.

Revenue from Continuing Operations Breakdown

	Six Months Ended June 30		YoY
In RMB’000, except percentages	2025	2024
Implementation	291,417	326,086	-10.6%
Transaction-based and support revenue
Business origination services	9,942	22,775	-56.3%
Risk management services	105,785	126,514	-16.4%
Operation support services	309,517	265,391	16.6%
Cloud services platform	2,349	607,416	-99.6%
Post-implementation support services	38,842	29,348	32.3%
Others	43,305	38,239	13.2%
Sub-total for transaction-based and support revenue	509,740	1,089,683	-53.2%
Total Revenue from Continuing Operations	801,157	1,415,769	-43.4%

Revenue from continuing operations was RMB801 million in the first half of 2025, a decrease of 43.4% from RMB1,416 million during the same period last year, primarily due to a decrease of RMB605 million in revenue from cloud services platform. Implementation revenue was RMB291 million in the first half of 2025, a decrease of 10.6% from RMB326 million during the same period last year, mainly due to a decrease in demand for implementation of financial services systems in China. Revenue from business origination services was RMB10 million in the first half of 2025, a decrease of 56.3% from RMB23 million during the same period last year, primarily due to a decrease in transaction volumes from loan origination systems under digital credit management solutions. Revenue from risk management services was RMB106 million in the first half of 2025, a decrease of 16.4% from RMB127 million during the same period last year, mainly due to a decrease in transaction volumes from banking related risk analytic solutions. Revenue from operation support services was RMB310 million in the first half of 2025, an increase of 16.6% from RMB265 million during the same period last year, primarily due to increased transaction volumes from insurance solutions. Revenue from cloud services platform was RMB2 million in the first half of 2025, a decrease of 99.6% from RMB607 million during the same period last year, primarily due to the strategic phasing out of the cloud services since July 2024, details of which were previously disclosed in our announcement dated July 11, 2024 regarding an update on our business operations. Revenue from post-implementation support services was RMB39 million in the first half of 2025, an increase of 32.3% from RMB29 million during the same period last year, primarily due to increased demand for our post-implementation support services from our overseas customers.

	Six Months Ended June 30		YoY
In RMB’000, except percentages	2025	2024
Digital Banking segment	241,114	261,832	-7.9%
Digital Insurance segment	287,866	258,977	11.2%
Gamma Platform segment	272,177	894,960	-69.6%
Total Revenue from Continuing Operations	801,157	1,415,769	-43.4%

Revenue from Gamma Platform segment was RMB272 million in the first half of 2025, a decrease of 69.6% from RMB895 million during the same period last year, primarily due to the strategic phasing out of cloud services. Revenue from Digital Banking segment was RMB241 million in the first half of 2025, a decrease of 7.9% from RMB262 million during the same period last year, mainly due to a decrease in transaction volumes from business origination and risk management services. Revenue from Digital Insurance segment was RMB288 million in the first half of 2025, an increase of 11.2% from RMB259 million during the same period last year, mainly due to an increased demand for digital property and casualty insurance solutions.

First Half 2025 Financial Results

Revenue from Continuing Operations

Revenue from continuing operations was RMB801 million in the first half of 2025, a decrease of 43.4% from RMB1,416 million during the same period last year, primarily due to a decrease in revenue from cloud services platform.

Cost of Revenue from Continuing Operations

Cost of revenue from continuing operations was RMB592 million in the first half of 2025, a decrease of 33.5% from RMB890 million during the same period last year, which was mainly due to revenue decrease.

Gross Profit from Continuing Operations

Gross profit from continuing operations was RMB209 million in the first half of 2025, compared to RMB526 million during the same period last year. Gross margin of continuing operations was 26.1%, compared to 37.1% in the prior year. The decrease in gross margin of continuing operations was mainly due to reduction in economies of scale caused by the decrease in revenue.

Operating Loss and Expenses from Continuing Operations

Total operating expenses from continuing operations were RMB316 million in the first half of 2025, compared to RMB638 million during the same period last year. As a percentage of revenue, total operating expenses from continuing operations decreased by 5.6ppt to 39.5% from 45.1% during the same period last year.

•	Research and Development expenses from continuing operations were RMB117 million in the first half of 2025, compared to RMB400 million during the same period last year. The decline was mainly due to the Company’s proactive adjustment of its business structure and its return on investment driven approach to manage research and development projects. As a percentage of revenue, research and development expenses from continuing operations decreased to 14.6% from 28.2% in the prior year.

•	Sales and Marketing expenses from continuing operations were RMB92 million in the first half of 2025, remaining relatively stable compared to RMB93 million during the same period last year. As a percentage of revenue, sales and marketing expenses from continuing operations increased to 11.5% from 6.5% in the prior year.

•	General and Administrative expenses from continuing operations were RMB107 million in the first half of 2025, compared to RMB146 million during the same period last year. The decline was mainly due to a decrease in personnel costs. As a percentage of revenue, general and administrative expenses from continuing operations increased to 13.3% from 10.3% during the same period last year.

Operating loss from continuing operations was RMB106 million in the first half of 2025, compared to RMB106 million during the same period last year. Operating margin of continuing operations was -13.2%, compared to -7.5% in the prior year.

Loss from Continuing Operations Attributable to Shareholders

Loss from continuing operations attributable to OneConnect’s shareholders was RMB78 million in the first half of 2025, compared to RMB70 million during the same period last year. Loss from continuing operations attributable to OneConnect’s shareholders per basic and diluted ADS was RMB-2.16, compared to RMB-1.94 during the same period last year. Weighted average number of ordinary shares in the first half of 2025 was 1,091,369,026.

Cash Flow

For the first half of 2025, net cash used in operating activities was RMB210 million, net cash used in investing activities was RMB1,333 million, and net cash used in financing activities was RMB16 million.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its related parties, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

OCFT PR Team

pub_jryztppxcb@pingan.com.cn

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six Months Ended June 30
	2025	2024
	RMB’000	RMB’000
Continuing operations
Revenue	801,157	1,415,769
Cost of revenue	(591,996)	(889,987)

Gross profit	209,161	525,782

Research and development expenses	(116,986)	(399,640)
Selling and marketing expenses	(92,202)	(92,568)
General and administrative expenses	(106,883)	(146,027)
Net impairment losses on financial and contract assets	(13,857)	(23,233)
Other income, gains or loss-net	15,076	30,184

Operating loss	(105,691)	(105,502)
Finance income	25,415	29,686
Finance costs	(3,069)	(7,988)

Finance income-net	22,346	21,698

Loss before income tax	(83,345)	(83,804)
Income tax (expense)/benefit	(2,368)	2,346

Loss for the period from continuing operations	(85,713)	(81,458)

Discontinued operations
Profit from discontinued operations (attributable to owners of the Company)	–	209,499

(Loss)/profit for the period	(85,713)	128,041

(Loss)/profit attributable to:
– Owners of the Company	(78,495)	139,014
– Non-controlling interests	(7,218)	(10,973)
	(85,713)	128,041

(Loss)/profit attributable to owners of the Company arises from:
– Continuing operations	(78,495)	(70,485)
– Discontinued operations	–	209,499
	(78,495)	139,014

	Six Months Ended June 30
	2025	2024
	RMB’000	RMB’000
Other comprehensive (loss)/income, net of tax:
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences of continuing operations	579	(2,645)
– Exchange differences on translation of discontinued operations	–	177
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	–	6,056
– Disposal of subsidiaries	–	18,237
Item that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences	(7,105)	13,808

Other comprehensive (loss)/income for the period, net of tax	(6,526)	35,633

Total comprehensive (loss)/income for the period	(92,239)	163,674

Total comprehensive (loss)/income for the period attributable to:
– Owners of the Company	(85,021)	174,647
– Non-controlling interests	(7,218)	(10,973)

	(92,239)	163,674

Loss per share for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.07)	(0.06)
Loss per ADS for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(2.16)	(1.94)

(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.07)	0.13

(Loss)/earnings per ADS for (loss)/profit attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(2.16)	3.83

ONECONNECT

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30 2025	December 31 2024
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	45,209	43,895
Intangible assets	182,559	195,636
Deferred tax assets	313,805	313,805
Restricted cash and time deposits over three months	7,833	–
Prepayments and other receivables	8,826	6,506
Trade receivables	10,221	10,106

Total non-current assets	568,453	569,948

Current assets
Trade receivables	549,558	496,429
Contract assets	66,683	63,420
Prepayments and other receivables	281,036	342,221
Financial assets measured at fair value through profit or loss	1,082,608	455,016
Derivative financial assets	–	40,356
Restricted cash and time deposits over three months	794,101	51,940
Cash and cash equivalents	385,031	1,947,922

Total current assets	3,159,017	3,397,304

Total assets	3,727,470	3,967,252

EQUITY AND LIABILITIES
EQUITY
Share capital	78	78
Shares held for share option scheme	(145,032)	(149,544)
Other reserves	11,026,407	11,041,209
Accumulated losses	(8,411,786)	(8,333,291)

Equity attributable to equity owners of the Company	2,469,667	2,558,452

Non-controlling interests	(61,727)	(54,509)

Total equity	2,407,940	2,503,943

	June 30 2025	December 31 2024
	RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Trade and other payables	14,291	10,670
Contract liabilities	13,090	12,946

Total non-current liabilities	27,381	23,616

Current liabilities
Trade and other payables	913,319	993,842
Payroll and welfare payables	235,794	311,190
Contract liabilities	118,489	115,501
Short-term borrowings	20,658	19,160
Derivative financial liabilities	3,889	–

Total current liabilities	1,292,149	1,439,693

Total liabilities	1,319,530	1,463,309

Total equity and liabilities	3,727,470	3,967,252

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30
	2025	2024
	RMB’000	RMB’000
Net cash used in operating activities	(209,799)	(297,993)
Net cash (used in)/generated from investing activities	(1,333,389)	480,298
Net cash used in financing activities	(15,558)	(129,792)
Net (decrease)/increase in cash and cash equivalents	(1,558,746)	52,513
Cash and cash equivalents at the beginning of the period	1,947,922	1,379,473
Effects of exchange rate changes on cash and cash equivalents	(4,145)	6,900
Cash and cash equivalents at the end of period	385,031	1,438,886